November 30, 2018

Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549
Attention: Filing Desk

Re:	BA Credit Card Funding, LLC
BA Credit Card Trust
BA Master Credit Card Trust II
Form SF‑3 Registration Statement
File Nos. 333-228572, 333-228572-01 and 333-228572-02

Ladies and Gentlemen:

BA Credit Card Funding, LLC, in its capacity as depositor for BA Credit Card Trust and BA Master Credit Card Trust II, hereby requests that the effective date of the above‑referenced registration statement be accelerated to 10:00 a.m. (EST) on December 5, 2018 or as soon as practicable thereafter.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (302) 432-4553.

Sincerely yours,

BA CREDIT CARD FUNDING, LLC

/s/ Keith W. Landis
Name:	Keith W. Landis
Title:	CEO and President